Filed pursuant to Rule 433
Free Writing Prospectus dated June 22, 2021
Registration Statement Nos. 333-257271 and 333-257271-01

$500,000,000

BLOCK FINANCIAL LLC
2.500% NOTES DUE 2028
FULLY AND UNCONDITIONALLY GUARANTEED BY
H&R BLOCK, INC.

This term sheet to the preliminary prospectus supplement dated June 22, 2021 (the “Preliminary Prospectus Supplement”) should be read together with the Preliminary Prospectus Supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Block Financial LLC, a Delaware limited liability company

Guarantor:	H&R Block, Inc., a Missouri corporation

Type:	SEC Registered

Expected Ratings*:	Baa3 (Stable Outlook) (Moody’s) / BBB (Stable Outlook) (S&P)

Trade Date:	June 22, 2021

Settlement Date:
June 25, 2021 (T+3 days)

It is expected that delivery of the notes will be made against payment therefor on or about June 25, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day preceding the delivery date of the notes should consult their own advisors.

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, which may include, among other uses, redeeming our 5.500% notes due 2022.

Aggregate Principal Amount Offered:	$500,000,000

Maturity Date:	July 15, 2028

Interest Rate Per Annum:	2.500%

Interest Payment Dates:	Semi-annually on the 15th of every January and July

First Interest Payment Date:	January 15, 2022

Public Offering Price:	99.537%

Treasury Benchmark:	1.250% due May 31, 2028

Treasury Price:	100-06

Treasury Yield:	1.222%

Re-offer Spread vs. Treasury:	T + 135 bps

Yield to Maturity:	2.572%

Net Proceeds (before expenses):	$494,435,000

Interest Rate Adjustment:
The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of notes—Interest rate adjustment” in the Preliminary Prospectus Supplement.

Optional Redemption:
At any time prior to May 15, 2028 (which is the date that is two months prior to the maturity date of the notes), in whole or in part, at a redemption price equal to the greater of: (i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or (ii) the sum of the present values of the remaining scheduled payments of principal amount and interest on the notes to be redeemed that would be due if such notes matured on May 15, 2028 but for the redemption (not including any portion of payments of interest accrued as of the redemption date), discounted to the redemption date in accordance with customary market practice on a semi-annual basis at a rate equal to the sum of the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date.

At any time on or following May 15, 2028, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the Preliminary Prospectus Supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	30 / 360

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	093662AJ3 / US093662AJ37

Joint Bookrunners:	BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC TD Securities (USA) LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

* A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

*          *          *

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting J.P. Morgan Securities LLC toll-free at (866) 846-2874 or BofA Securities, Inc. toll-free at (800) 294-1322.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus dated June 22, 2021.